Companhia Brasileira de Distribuição (CBD)

Sales Performance –  July 2004

São Paulo, Brazil, August 12, 2004 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in July 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In July 2004, gross sales reached R$1,259.3 million, a 28.2% growth over 2003. Net sales totaled R$1,033.3 million, 24.7% higher when compared to July 2003. The difference between gross and net sales growth rates results from the recent increase of COFINS (tax for social security financing) rate.

Same store sales in the period grew by 10.3%, the best performance achieved by the Company in the last fourteen months. This performance resulted from both the growth in the number of clients and the increase in the average ticket in the period. It is worth mentioning the significant recovery of the Pão de Açúcar business unit, confirming the trend already verified in June; as well as the double-digit growth in the Extra and Comprebem Barateiro business units. We estimate that July calendar contributed with 100 to 200 basis points to the growth registered in the month. Although July 2004 had one additional Saturday compared to July 2003, this was partially offset by one less Wednesday, which carries a significant weight in our total weekly sales due to the traditional promotion held in our hypermarkets.

The highlight in July was the improvement in same store sales of food products, with an 8.1% growth. Non-food products maintained the strong growth recorded over the last months, with a 19.4% increase in the period.

It is important to point out that same store sales in July registered real growth for the first time in 14 months, increasing by 3.3%. In our view, this confirms the recovery observed in the previous months and reinforces the positive trend expected for the second half of the year. If deflated by FIPE Alimentação (food inflation index measured by FIPE – Economic Research Institute), the performance in July was even better, with a 4.9% real growth.

Note: Same Store figures include only stores whose operating period is longer than 12 months

* IPCA – Consumer Price Index

** FIPE-ALIM – Food Inflation Rate measured by FIPE – Economic Research Foundation-Institute

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone:  (55 11) 3886 0421 Fax:  (55 11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br

Website:   http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.